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EXHIBIT 99.5

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the report of The Thomson Corporation (the "Corporation") on Form 6-K for the period ended March 31, 2003, as furnished to the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Harrington, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: May 6, 2003
/s/ Richard J. Harrington Richard J. Harrington President and Chief Executive Officer

        A signed original of this written statement required by Section 906 has been provided to The Thomson Corporation and will be retained by The Thomson Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the report of The Thomson Corporation (the "Corporation") on Form 6-K for the period ended March 31, 2003, as furnished to the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert D. Daleo, Executive Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: May 6, 2003
/s/ Robert D. Daleo Robert D. Daleo Executive Vice President and Chief Financial Officer

        A signed original of this written statement required by Section 906 has been provided to The Thomson Corporation and will be retained by The Thomson Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

10

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CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002